Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 SEP -9 AM 9:50

LETTER FOR MAINTENANCE OF EXE[redacted]

02049838

9th September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the voluntary deregistration of a subsidiary company - released on 4th September 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JUADR

ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 04-09-2002 05:17:33 PM
Reference No SD-020903-6079D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Voluntary deregistration of subsidiary company

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that pursuant to an application made by its subsidiary company, Jinara Sdn. Bhd. ("Jinara"), the Companies Commission of Malaysia ("CCM") had on 30 August 2002 notified Jinara that its name has been struck-off the CCM's register of companies.

Jinara was a joint venture company, the shares of which were held by SD Holdings Berhad, a wholly-owned subsidiary of Sime Darby, and Rajang Wood Sdn. Bhd. in the ratio of 60:40 respectively. The company was involved in the business of extracting and selling timber logs until it ceased its business operations in September 1998.

The voluntary deregistration of Jinara is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30 June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the deregistration.

This announcement is dated 4 September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: